UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)

Pace Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G6865N103

(CUSIP Number)

December 31st, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G6865N103

1.	Name of Reporting Person: TD Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,175,400
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,175,400
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,175,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.06%
12.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13G, filed by TD Asset Management Inc. on February 11th, 2015 (the “Statement”), amends and supplements such Statement with respect to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1.	(a). Name of Issuer

 Pace Holdings Corp. (the “Issuer”)

(b). Address of Issuer’s Principal Executive Offices:

 301 Commerce Street, Suite 3300, Fort Worth, TX

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

TD Asset Management Inc. (“TDAM”)

Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2

Citizenship: Canada

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons are wholly-owned subsidiaries of TD Bank Financial Group. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of the shares reported herein.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: G6865N103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

TDAM individually beneficially owns 3,175,400 shares of Common Stock.

(b)	Percent of class:

The ownership percentages set forth below are based on 45,000,000 shares of the Issuer’s Common Stock outstanding as of December 31st, 2016.

TDAM may be deemed to beneficially own approximately 7.06 % of the outstanding shares of Common Stock.

(c)	Number of Shares as to which the Reporting Person has:

TDAM:

(i)	Sole power to vote or to direct the vote:

3,175,400

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

3,175,400

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act or the rules thereunder.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8th, 2017

TD ASSET MANAGEMENT INC.

By:	/s/ ‘Barbara Callbeck’
Name:	Barbara Callbeck
Title:	Managing Director